UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          FORM 12b-25

                  NOTIFICATION OF LATE FILING


SEC FILE NUMBER   0 - 19000


CUSIP NUMBER  477427207

(Check One):  [X] Form 10-K   [  ] Form 20-F   [  ]Form 11-K
              [ ] Form  10-Q  [  ] Form N-SAR

For Period Ended:   10/31/04
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PART I - REGISTRANT INFORMATION

 JLM Couture, Inc.
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Full Name of Registrant

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Former Name if Applicable

 225 West 37th Street
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Address of Principal Executive Office
 (Street and Number)

 New York, NY 10018
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City, State and Zip Code

PART II -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed.
(Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form
20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Financial information is not finalized.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Jenifer Land Weinberg, Esq.  212       239-8900
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  (Name)                  (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act
of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months (or for such
shorter) period that the registrant was required to
file such reports) been filed?  If the answer is no,
identify report(s).    Yes  [ x ]        No   [  ]

(3)  Is it anticipated that any significant change
in results of operations from the corresponding period
for the last fiscal year will be reflected by the
earnings statements to be included in the subject
report or portion thereof?  Yes[   ]   No[ x ]


              JLM Couture, Inc.
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  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: 01/26/05     By:/s/Joseph L. Murphy
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                     Joseph L Murphy, President


                  ATTENTION
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International misstatements or omissions of fact constitute Federal Criminal Violations
(See 18 U.S.C. 1001).